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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

        Form 20-F [X] Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

        Yes [ ] No [X]

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

        Yes [ ] No [X]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

        Yes [ ] No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press announcement, dated August 13, 2004, relating to the appointment of a new alternate director of the Registrant.

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Semiconductor Manufacturing
                                       International Corporation

                                       By: /s/ Richard R. Chang
                                           -------------------------------------
                                           Name:  Richard R. Chang
                                           Title: Chairman of the Board,
                                                  President and Chief Executive
                                                  Officer

Date: August 13, 2004

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                                  EXHIBIT INDEX

Exhibit        Description
----------     -----------

Exhibit 99.1: Press announcement, dated August 13, 2004, relating to the appointment of a new alternate director of the Registrant.

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                                                                    Exhibit 99.1

                        SMIC APPOINTS ALTERNATE DIRECTOR

The Company is pleased to announce that Mr. Fang Yao has been appointed as Alternate Director to the Company's Non-Executive Director, Mr. Lai Xing Cai, effective from 27 July 2004.

Mr. Yao, 35, is an Executive Director of Shanghai Industrial Holdings Limited, a substantial shareholder of the Company. Mr. Yao is also a Director and General Manager of SIIC Management (Shanghai) Limited; a Director of Shanghai S.I. Capital Company Limited, Shanghai Industrial Development Company Limited, Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited, Shanghai Information Investment Inc. and Shanghai Communication Technologies Center; Chairman of Shanghai Optical Communications Development Corp.; and Vice Chairman of Bright Diary and Food Company Limited. He graduated from Chinese University of Hong Kong with a masters degree in Business Administration, and has over 10 years experience in money and capital markets.

Mr. Yao will serve as the Alternate Director to Mr. Lai Xing Cai, the Non-Executive Director of the Company. Mr. Yao's appointment is effective so long as Mr. Cai remains to be a Director of the Company or his appointment has been revoked by Mr. Cai. Mr. Cai is a Class III Director of the Company which means that he will serve for an initial three-year term. After this period, Mr. Cai will, together with other Class III Directors, be eligible for re-election for a term of 3 years.

Save for the fact that Mr. Yao is an Executive Director of Shanghai Industrial Holding Limited, a substantial shareholder of the Company, Mr. Yao is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the directors of the Company are Richard R. Chang, Lai Xing Cai, Fang Yao (Alternate Director to Lai Xing Cai), Ta-Lin Hsu, Sean Hunkler, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang.

                           Semiconductor Manufacturing International Corporation
                                              Richard R. Chang
                                              Chairman

Hong Kong, 13 August 2004